Exhibit 99.1

Vermilion Energy Inc. Confirms Q4 2025 Release Date and Conference Call Details

CALGARY, AB, Feb. 25, 2026 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", or the "Company") (TSX: VET) (NYSE: VET) will release its 2025 fourth quarter and year-end operating and financial results on Wednesday, March 4, 2026, after the close of North American markets. The audited financial statements, management discussion and analysis, and annual information form for the year ended December 31, 2025 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Conference Call and Webcast Details

Vermilion will discuss these results in a conference call and webcast presentation on Thursday, March 5, 2026, at 8:00 AM MT (10:00 AM ET). To participate, call 1-888-510-2154 (Canada and US Toll Free) or 1-437-900-0527 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-660-6345 (Canada and US Toll Free) or 1-289-819-1450 (International and Toronto Area) and using conference replay entry code 44923# from March 5, 2026, at 12:00 PM MT to March 12, 2026, at 12:00 PM MT.

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/4aeRBlw to receive an instant automated call back. You may also access the webcast at https://app.webinar.net/D4NkgeAgAMJ. The webcast link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call. Participants who would like to submit questions ahead of time may do so by emailing investor_relations@vermilionenergy.com.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. This diversified portfolio delivers outsized free cash flow through direct exposure to global commodity prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2026/25/c8975.html

%CIK: 0001293135

For further information: For further information please contact: Dion Hatcher, President & CEO and/or Lars Glemser, Vice President & CFO, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 17:00e 25-FEB-26